Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2020 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina
Abasto Shopping	-	206	5,338	260	206	5,598	5,804	3	1,524	7,331	Nov-98	Jul-94
Alto Palermo Shopping	-	183	8,604	551	183	9,155	9,338	5	-466	8,877	Oct-90	Nov-97
Alto Avellaneda	-	365	3,518	834	365	4,352	4,717	9	279	5,005	Oct-95	Dec-1997
Alcorta Shopping	-	220	2,471	720	220	3,191	3,411	1	1,828	5,240	Jun-92	Jun-97
Alto Noa	-	8	928	173	8	1,101	1,109	-	137	1,246	Sep-94	Mar-95
Patio Bullrich	-	177	3,250	339	177	3,589	3,766	1	-1,253	2,514	Sep-88	Oct-98
Alto Rosario	-	794	391	962	794	1,353	2,147	5	2,270	4,422	Nov-04	Nov-04
Mendoza Plaza	-	222	1,579	1,029	222	2,608	2,830	12	-757	2,085	Jun-94	Dec-1994
Dot Baires Shopping	-	677	493	4,724	677	5,217	5,894	6	-260	5,640	May-09	Nov-06
Córdoba Shopping	Antichresis	81	1,449	271	81	1,720	1,801	-	-438	1,363	Mar-90	Dec-2006
Distrito Arcos	-	-	-	2,270	-	2,270	2,270	-	-234	2,036	-	Nov-09
Alto Comahue	-	55	156	2,557	55	2,713	2,768	-	-1,408	1,360	-	May-06
Patio Olmos	-	167	311	1	167	312	479	1	488	968	May-95	Sep-07
Soleil Premium Outlet	-	179	601	484	179	1,085	1,264	1	732	1,997	-	Jul-10
Dot building	-	153	50	2,030	153	2,080	2,233	11	2,305	4,549	Sep-10	Nov-06
Bouchard 710	-	1,387	741	88	1,387	829	2,216	3	4,583	6,802	-	Jun-05
Bouchard 551	-	80	47	64	80	111	191	-	143	334	-	Mar-07
Intercontinental Plaza	-	42	589	3	42	592	634	1	434	1,069	Jun-96	Nov-97
BankBoston Tower	-	1,282	1,033	4	1,282	1,037	2,319	3	4,828	7,150	-	Aug-2007
República building	-	1,708	1,377	8	1,708	1,385	3,093	1	6,562	9,656	-	Apr-2008
La Adela	-	1,251	-	-	1,251	-	1,251	-	221	1,472	-	Jul-14
Philips Building	-	-	1,453	1	-	1,454	1,454	-	1,418	2,872	-	Jun-17
Zetta Building	-	462	-	3,579	462	3,579	4,041	128	9,109	13,278	-	Dec -14
Catalinas Building	-	1,453	-	4,143	1,453	4,143	5,596	255	8,730	14,581	-	May -10
Others	-	252	890	414	252	1,304	1,556	-	3,310	4,866	n/a	n/a

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Operations Center in Israel
Tivoli	-	360	4,502	2,896	360	7,398	7,758	-	7,855	15,613	Apr-11	Oct-15
HSBC	Mortgage	13,771	5,113	655	13,771	5,768	19,539	-	49,176	68,715	1927-1984	Oct-15
Others		2,843	6,441	690	2,843	7,131	9,974	-	-3,581	6,393	N/A	N/A
Total Rental properties		28,378	51,325	29,750	28,378	81,075	109,453	446	97,535	207,434
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	713	-	-	713	-	713	-	3,589	4,302	-	Nov-06
Luján plot of land	-	362	-	37	362	37	399	-	634	1,033	-	May-12
Caballito – Ferro	-	783	-	221	783	221	1,004	-	2,391	3,395	-	Nov-97
Santa María del Plata	-	3,345	-	-	3,345	-	3,345	-	18,161	21,506	-	Jul-97
La Plata plot of land	-	402	-	-	402	-	402	-	606	1,008		Mar-18
Intercontinental tower B	-	358	-	575	358	575	933	-	225	1,158	-	-
Others	-	126	-	72	126	72	198	-	424	622	-	-
Operations Center in Israel
Tivoli	-	804	-	10	804	10	814	-	128	942	Apr-11	Oct-15
Total undeveloped parcels of land		6,893	-	915	6,893	915	7,808	-	26,158	33,966

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
Operations Center in Argentina
PH Office Park	-	-	-	16	-	16	16	-	-	16	in progress	-
Building annexed to Alto Palermo Shopping	-	605	-	1,072	605	1,072	1,677	-	221	1,898	in progress	-
EH UT	-	-	-	114	-	114	114	-	-33	81	in progress	-
Others		-	-	159	-	159	159	-	-12	147
Operations Center in Israel
Tivoli	-	77	1,092	447	77	1,539	1,616	-	-192	1,424	in progress	Oct-15
Total properties under development		682	1,092	1,808	682	2,900	3,582	-	-16	3,566
Total		35,953	52,417	32,473	35,953	84,890	120,843	446	123,677	244,966